1-13882

02052477

RECD S.E.C.
SEP 5 - 2002
1086

P.E.
9/5/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For September 5, 2002

Telecom Italia S.p.A.
(Formerly STET - Società Finanziaria Telefonica per Azioni)
(Translation of registrant's name into English)

Corso d'Italia 41, 00198 Rome, Italy
(Address of principal executive offices)

PROCESSED
SEP 09 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

09/05 '02 18:03 FAX +44 0207 418 1051 DAVIS POLK & WARDWELL 001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Date: September 5, 2002

By: ______________________

Name: Riccardo A. Pettazzi
Title: Chief of Corporate Affairs Department

List of exhibits regarding **FORM 6-K** for the month of September 2002 through September 5, 2002:

1) Press Release of September 5, 2002

TELECOM ITALIA

PRESS RELEASE

Board of Directors examines first half 2002 results

TELECOM ITALIA GROUP

- **Results improve: profitability up, debt down**
- **Revenues: 14,989 million euros (+1.7% compared with 1st half 2001)**
- **Gross operating result: 6,808 million euros (+3.3% compared with 1st half 2001)**
- **Operating income: 3,662 million euros (+10.3% compared with 1st half 2001)**
- **Parent company net income: 770 million euros (+59.4% on the first half of 2001)**
- **Free cash flow from operations: 4,150 million euros (+1,508 million euros compared with the first half of 2001)**
- **Net financial borrowings: 21,100 million euros (- 842 million euros compared with year-end 2001), in line with targets**
- **After 30 June 2002 debt was reduced by 2,307million euros after disposals with a benefit on consolidated net income of 1,108 million euros**
- **Debt composition further improved: 73% of total due beyond one year**
- **Riccardo Ruggiero co-opted onto the Board and appointed CEO of fixed-line telephony**

TELECOM ITALIA SpA

- **Revenues: 8,430 million euros (-1.4% compared with the first half of 2001, principally owing to Communications Regulatory Authority price reductions)**

- **Gross operating result: 3,746 million euros (+1.2% compared with the first half of 2001)**

- **Operating income: 2,088 million euros (+3.5% compared with the first half of 2001)**

- **Net income: 389 million euros (-40.5% compared with the first half of 2001 owing to extraordinary write-downs and staff mobility)**

- **Dividend policy confirmed in line with the previous year**

- **Net financial borrowings down to 16,816 million euros at 30 June 2002, after dividend payment for 2,306 million euros**

- **Domestic wireline: growth in gross operating result and operating income**

Milan, September 5, 2002 – Today's meeting of the Telecom Italia Board of Directors, chaired by Marco Tronchetti Provera, took note of Enrico Bondi's resignation from the Board and his position as CEO and co-opted Riccardo Ruggiero to replace him. Mr Ruggiero was also appointed CEO for wireline telephony. After expressing its sincere gratitude to Enrico Bondi for all his contribution, the Board examined and adopted the Group and Parent company reports for the first half of 2002.[1]

In an international scenario characterized by a general deterioration of earnings and profitability for major industry players, the Group's earnings results for the first half of 2002 registered a clear improvement over the first half of 2001. This improvement was driven principally by accelerating growth and by margins recorded in the second quarter of 2002.

The consolidated **net result** corresponded to a profit of **770 million euros, up 59.4%** (+287 million euros in the first half of 2001).

[1] For the benefit of data comparison on equivalent terms, last year's figures for the same period, with which these figures are compared, have been reclassified with with Nortel Inversora Group (Telecom Argentina) consolidated using the shareholder's equity rather than the proportional method.

05/09 '02 18:03 FAX +44 0207 418 1051 DAVIS POLK & WARDWELL ☑005

This increase may principally be ascribed to the following factors:

- **Improved operating income (+341 million euros).**
- **Improved results from investment income/charges and equity interests (+146 million euros), despite a reduction of the extraordinary income/charges balance (-7 million euros)** inclusive of capital gains from disposal of equity holdings (753 million euros), offset by charges for redundancies and personnel mobility (355 million euros) and goodwill charges for disinvestment from the 9Telecom Group in France (367 million euros), plus miscellaneous other extraordinary income and charges (31 million euros).
  In view of the losses entered onto the accounts prior to its disposal, the **9Telecom** Group had a negative impact on earnings for the first half of 2002 totalling 440 million euros (282 million euros after tax).

Consolidated **revenues** were up by 255 million euros (+1.7%) on the first half of 2001 to **14,989 million euros**. After stripping out **exchange rate effects, growth of 3.6%** was posted.

The Group **gross operating result** corresponded to **6,808 million euros**, a rise of 217 million euros **(+3.3%)** on the first half of 2001. This accounted for a proportion of 45.4% of revenues (44.7% in the first half of 2001). Excluding exchange rate changes, growth of 4.5% was recorded.

Operating income rose by 341 million euros **(+10.3%)** to **3,662 million euros**, and amounted to **24.4%** of revenues (22.5% in the first half of 2001). The rise in the absolute figure was influenced by higher gross operating margins and reduced depreciation.

Free Cash Flow from operations corresponded to **4,150 million euros (+1,508 million euros)**.

Consolidated net debt fell by **842 million euros** compared with the end of last year (21,942 million euros), meeting plan targets, and corresponded to **21,100 million euros** after **payment of dividends (3,247 million euros)** and the positive effect on consolidated debt of the **disposals that took place at 30 June 2002**, equal to **1,557 million euros. Further disposals** carried out after 30 June 2002, produced a debt reduction of **2,307 million euros**. The total effect on debt by **disposals concluded by the new management is equal to 4,314 million euros, and represents over 85% of the two-year disposals plan.** Therefor taking into account the effect of disposals carried out after 30 June 2002, the consolidated debt would be 18,793 million euros, with a total reduction compared to year-end 2001 of approximately 3,149 million euros. **The end of year debt target is confirmed.**

More specifically, debt was influenced by:

- **1,871 million euros** in disinvestment following the disposal of equity investments in **Bouygues Decaux Telecom** (750 million euros), **Lottomatica** (212 million euros)

and **Mobilkom Austria** (756 million euros), long-term loans (72 million euros) and fixed assets (81 million euros).
- Securitization and factoring of Telecom Italia Spa receivables, which resulted in a reduction of approximately **1,033 million euros** to the debt figure.
- Transfer of TIM receivables through factoring for a total of **211 million euros**.

The proportion of debt falling due beyond one year rose from 64% at year-end 2001 to **73%** at 30 June 2002. This was achieved through the 1 February 2002 2,500 million euro Telecom Italia SpA bond issue, which was part of the Global Note Program.

Operating income in 2002 is expected at least to match the growth rates recorded in 2001, in confirmation of the announcement made to the market on 14 February 2002.

Events occurring after 30 June 2002

Disposals

- In July 2002 the Telecom Italia Group reached an agreement to bring forward the effective date of the **Auna equity stake disposal**. Transfer of the entire Telecom Italia Group shareholding, initially scheduled for December 2002, was brought forward to 1 August 2002, realizing **net proceeds of 1,805 million euros**; a further **193 million euros** was payable as reimbursement for capital increases paid to Auna by the Telecom Italia Group as at 30 June 2002. The deal resulted in a net capital gain for the Group of **1,027 million euros.**

- On 1 August 2002 the Group completed the sale of **Telemaco Immobiliare** (in which Telecom Italia held a 40% stake) to Mirtus, a company indirectly controlled by the US-based Whitehall real estate fund, in a deal led by the Goldman Sachs Group. Telecom Italia Group **income of 178 million euros** is supplemented by **40 million euros** from redistribution of reserves. The **Group net capital gain** corresponded to **64 million euros**. It is expected that there will be subsequent adjustments to the price in favour of the three selling parties, conditional upon the balance sheet situation and the realization value of certain assets during the course of 2002.

- In July Finsiel struck a deal with the Italian Ministry of the Economy and Finance for disposal of 100% of **Sogei**, the company which runs the Italian revenue tax records service. Transfer of the shareholding was undertaken for a sale price of **36 million euros**, plus redistribution of reserves worth **25 million euros**. The positive impact on Group debt was **201 million euros.**

- On 2 August Telecom Italia reached an agreement with Finmeccanica for the disposal of **Telespazio** and a number of associated installations. The aggregate impact on Telecom Italia Group net financial borrowings will correspond to **245 million euros**, alongside a **net capital gain of 53 million euros**. The deal is conditional upon receipt of approval by the Competition and Market Regulatory Authority.

- On 26 August the stop-loss and disposal of the equity stake in **9Telecom** was completed. At the same time a 7% stake was acquired in LDCom. Provisions for the **282 million euro** goodwill exit charge for the Group had already been allocated in the first half of 2002.

- On 26 August the Telecom Italia Group agreed with its fellow-partners in **Solpart Participações** (which indirectly controls Brasil Telecom) to reduce its own stake in Solpart (from 37.29% to 19% of ordinary stock) through the sale of 18.29% of the company's ordinary shares to Timepart Participações and Techold Participações. This reduction was made in order to facilitate start-up of GSM service in Brazil. The operation requires approval by Anatel, the Brazilian regulatory authority.

Disposals undertaken after 30 June 2002 have generated a reduction in consolidated net debt of 2,307 million euros, and a benefit on net income equal to 1,108 million euros.

<u>**Further operations after 30 June 2002**</u>

- On 7 August 2002 TIM signed a preliminary agreement with the shareholders of **Blu S.p.A.** for acquisition of 100% of shares in Italy's number four GSM carrier. This disposal is being undertaken as part of a single overarching deal requiring the prior transfer of different parts of the company to Vodafone Omnitel S.p.A., H3G S.p.A. and Wind Telecomunicazioni S.p.A.. Completion of the deal is dependent upon a number of conditions being met, approval by the European Commission and approval by the relevant national authorities.

- In August TIM subsidiary TIM International NV acquired a 17.45% holding in **Stet Hellas**, a company in which it already had a 63.95% stake, at a cost of around 108 million euros. After receiving approval from the Antitrust Authority, Telecom Italia acquired 86% of specialist Information and Communication Technology outsourcing services company **Epiclink** for 60.2 million euros.

- As part of Telecom Italia's **buyback operations**, between 1 July and 5 September 2002 a total of 7,445,000 savings shares were acquired at an average price of 5.26 euros per share, for an investment corresponding to 39 million euros; 670,000 ordinary shares were acquired at an average price of 7.71 euros per share for an overall investment of 5 million euros. Shares bought back by the company since 1 January 2002 total 19,345,000 savings shares in exchange for a countervalue of 109 million euros, and 4,270,000 ordinary shares for a countervalue of 35 million euros.

- A number of Telecom Italia Group companies have initialed agreements with **Union Organizations** for the mobility of a total of around 3,900 employees. This is in implementation of the 27 May 2002 agreement regarding the 2002 – 2004 Business

Plan. The economic effects of this agreement are already covered by Telecom Italia SpA extraordinary provisions.

Telecom Italia S.p.A.

Parent company **revenues** were equal to **8,430 million euros**, a fall of 123 million euros (-1.4%) on the first half of 2001. This slight fall may predominantly be ascribed to income from traffic, which fell 6.6% despite a 5.8% rise in the number of traffic minutes carried (corresponding to 191 million euros in increased revenues). Growth in traffic carried on behalf of other operators and online traffic (with a consequent rise in the volume of minutes carried), slowed in terms of revenues from price revisions, which notably reduced charges for domestic and international calls; this was partially offset by a 7.7% rise in subscription fees.
After taking into account monies owing to other telecommunications carriers, revenues amounted to 6,653 million euros, a fall of 179 million euros on the first half of last year (-2.6%). Once again, the fall is a result of the reductions enforced by the Communications Regulatory Authority as part of the Reference Pricing Offer.

The **gross operating result** of **3,746 million euros** grew by **45 million euros** compared with the first half of 2001 (**+1.2%**), accounting for **44.4% of revenues** (43.3% during the preceding financial year). The improved result was achieved through reduced consumption and the cutting of labour costs, which offset the lower revenues.

Telecom Italia S.p.A's **operating income**, at **2,088 million euros**, recorded a **71 million euro rise** (**+ 3.5%**) and amounted to **24.8% of revenues** (23.6% in the first half of 2001).

Parent company **free cash flow** from operations corresponded to **2,943 million euros** (+483 million euros compared with the first half of 2001).

Parent company Telecom Italia S.p.A. ended the first half of 2002 with **net income** corresponding to **389 million euros**. This was 265 million euros (-40.5%) down on the figure for the first half of 2001. Despite the 71 million euro increase in operating income (+3.5%), the result was negatively impacted by a worse balance of financial income and charges (-387 million euros) and extraordinary income and charges (-148 million euros), brought about respectively by losses incurred during disposal of the 9Telecom Group in France and by charges for redundancies and personnel mobility. It should also be noted that, as is customary practice, dividends from subsidiary companies associated with profits from the current year have not been taken into consideration in the calculation of Company results for the first half of 2002.
The Telecom Italia S.p.A dividend policy is confirmed in line with the previous year.

Headcount at 30 June 2002 totalled **59,472**, down 1,609 on the year-end 2001 figure. This was principally the result of redundancy inducements, disposals arising from mobility operations pursuant to law no. 223/1991, and the transfer of personnel following disposal of the "Vehicle Management" sector of the Company.

Net financial borrowings of **16,816 million euros** were fundamentally in line with the year-end 2001 figure (16,913 million euros), after payout of around 2,306 million euros in dividends. Debt composition underwent changes following the issue of Telecom Italia bonds, carried out on 1 February 2002, under the Global Note Program, and after the entering on to the accounts, under "medium/long-term financial debt", of the debt to JP Morgan Chase, following the reduction – from 4.2 to 3.4 euros per share – of the exercise price for the options on Seat Pagine Gialle shares.

Domestic Wireline

During the first half of this year the domestic wireline market continued to undergo strong competitive pressure, particularly on national traffic. This was tackled with new commercial offerings launched in support of win-back and customer retention initiatives.

Domestic Wireline **revenues** amounted to **8,400 million euros**, down slightly on the same period during the preceding year (-1%).
This result is principally the result of the implementation of strategies oriented towards price redistribution, and the launch of customer loyalty enhancement traffic packages.
A further boost to traffic growth (taking the annual overall call traffic minutes increase up to +5.8%) was generated by increased minutes from wholesale business. Innovative data services growth also accelerated, partially replacing traditional data services.

The **gross operating result**, corresponding to **3,905 million euros**, posted a significant rise (+3.3% compared with the first half of 2001) which filtered through to operating income (**2,407 million euros**, +9.5% compared with the same period during the preceding year). This was achieved through cost-cutting initiatives and improved efficiency standards for invested capital, both policies which were implemented starting in 2001.

Domestic Wireline manages **27,326,000 fixed-line network connections** (of which 5,662,000 are ISDN). New commercial offerings launched during the first half of 2002 for the residential (**Ricomincio da te, Teleconomy Forfait** and **Teleconomy Zero**) and business markets (**Offerta Corporate, Offerta Business** and **Teleconomy Zero Business**). **New innovative services** were rolled out for corporate data transmission networks and Internet access through offerings targeted specifically at corporate and private customers. These offers include **ALICE** for high-speed Internet ADSL; **ADSL Smart** for SMEs; **Full Business Security**, a turnkey solution that protects networks and corporate IT systems from intrusion; and **Wireless LAN** offering wireless high-speed Internet access.

Mobile (TIM Group)

In the first half of 2002 the Mobile Business Unit recorded higher revenues, improved profit margins and lower net financial borrowings. Transactions completed during the period include disposal of holdings in Bouygues Telecom and Mobilkom Austria.

Mobile telephony business unit **revenues** were equal to **5,185 million euros**, a 5.2% improvement over the same period during the preceding year. Revenue growth was principally the result of strong performances by parent company TIM, Stet Hellas, TIM Peru and TIM Maxitel. After stripping out **exchange rate effects**, revenue growth of 8.8% is recorded.

The **gross operating result**, corresponding to **2,488 million euros** (+4.7%), accounted for a slightly lower proportion of revenues than during the first half of last year, principally because of start-up operations at Brazilian companies. After stripping out **exchange rate effects** a growth of 6.7% was recorded.

Consolidated profit after minorities over the period corresponded to **1,295 million euros, up 79.9%** on the first half of 2001.

As at 30 June 2002 the TIM Group provided around **36.4 million mobile lines**. On equivalent terms this corresponds to **a 15.2% rise** compared with 30 June 2001.

As at 30 June 2002 **headcount** was 17,137. The increase over the year-end 2001 figure arose predominantly in South American operations.

Parent company TIM S.p.A. posted **revenues** corresponding to **4,190 million euros**, a 4.5% increase on the same period during the preceding year. The **gross operating result** was **2,182 million euros. Operating income** amounted to **1,613 million euros**, a drop of 1.5% principally owing to a write-down, for tax purposes, of the UMTS license, and adjustment of the bookkeeping criteria for technical depreciation. **Net income** over the period, at **982 million euros**, was down on the same period during the preceding year, once more owing to higher tax rate provisions.

Internet and Media

In the first half of 2002 the Internet and Media Business Unit recorded improved profitability, lower net financial borrowings, and extension of synergies between its various business areas. The **Internet business confirmed its positive gross operating result performance.**

Revenues, corresponding to **871 million euros**, registered a **5.5%** rise over the same period during the preceding year, thanks in part to the performance by Directories, despite strong recessionary tendencies in the advertising market, and performance by Internet operations.

The **gross operating result**, corresponding to **209 million euros**, posted a significant rise **(+46%)** in the wake of the growth achieved in the directories and Internet businesses. These improvements were reflected in **operating income**, which over the first six months of the year came to 19 **million euros**, against a 42 million euro loss during the first half of 2001.

At the end of the six-month period Group **employees** numbered **8,300**. This compares with 9,264 at year-end 2001.

International Operations

In the first half of 2002 the International Operations Business Unit posted revenues of 947 **million euros, up 1.4%**; the **gross operating result rose by 3.2%** to **192 million euros**, corresponding to 20.3% of revenues.

Operating income registered a dramatic improvement **(+43.4%)** in the wake of lower goodwill write-downs for subsidiary companies following the devaluations undertaken at year-end 2001.

Information Technology Market and Information Technology Group

The **Information Technology Market** Business Unit (*IT Mercato BU*) and **Information Technology Group** Business Unit (*IT Gruppo BU*) **came into existence in early 2002.** Each of these units conducts operations previously undertaken by the Information Technology Services Business Unit, with a focus on the specific customer base.

The IT Mercato BU (**Finsiel Group**) is in charge of Telecom Group's IT operations oriented towards external markets, particularly government markets, major corporations and the finance industry; the IT Gruppo BU (**IT Telecom S.p.A.**) is responsible for managing activities associated with Telecom Italia Group-oriented technology innovation and IT services.

In implementation of the IT sector restructuring plan:

- In February 2002 the sale was completed of the investment in subsidiary company Lottomatica SpA to Tyche S.p.A. - De Agostini Group, after acceptance of the Public Purchase Offer. At consolidated Finsiel Group level, this generated **net capital gains of 93 million euros.**

- In the first quarter of 2002 Telecom Italia S.p.A. transferred its shareholdings in Netsiel, Saritel, Sodalia and Telesoft to IT Telecom S.p.A..

- In June 2002 Finsiel disposed of its equity investments in Netikos, Telesoft and Netsiel to IT Telecom S.p.A..

- At the end of June 2002 IT Telecom S.p.A. acquired 50% of Webegg from Olivetti, and now controls 69.8% of the company.

- On 31 July 2002 Finsiel sold its 100% holding in Sogei to the Ministry of the Economy and Finance – Fiscal Policies Department for **36 million euros** (corresponding to the consolidated Finsiel balance sheet value), supplemented by **25 million euros** from **redistribution of reserves.**

- On 2 August 2002 Finsiel entered into a contract, now awaiting authorization from the Competition Authority, for the sale of 100% of Consiel share capital to World Investment Partners S.A. for **1 million euros**.

IT Mercato BU registered **revenues** corresponding to **553 million euros**. On equivalent consolidation terms, these revenues were down slightly on the same period of the preceding year (573 million euros as at 30 June 2001). The **gross operating result and operating income** posted a decrease of 18 million euros after price reductions in a number of contracts renewed during the course of the year, while **capital expenditure** matched the amounts spent over the same period during the preceding year. IT Mercato BU **headcount**, currently numbering some 6,315 employees, is down by 126 compared with 31 December 2001.

On equivalent consolidation area terms, **IT Gruppo BU** posted higher revenues corresponding to **495 million euros** (compared with 451 million euros at 30 June 2001). The increase may principally be ascribed to invoicing for higher amounts for work underway. Headcount, currently numbering 7,523 employees, increased by 719 following inclusion of the Webegg Group in the area of consolidation.

Real Estate and General Services

Real Estate and General Services is responsible for managing and realizing value from the Group's real estate assets, as well as offering services oriented principally towards other corporate functions/business units.
In the first half of 2002 **revenues,** corresponding to **434 million euros**, were pegged back principally as a result of the realignment – to leading market terms and conditions – of the internal charging system used by the Telecom Italia SpA Real Estate and General Services Unit with regard to other functions/business units, in addition to further rationalization of office space occupied by Telecom Italia corporate structures.

Progetto Tiglio. Agreement was reached between the Pirelli Olivetti-Telecom Group and Morgan Stanley in the first half of the year oriented towards an integration of the real estate assets held by the companies concerned, including company units which offer real estate services to these companies, in order to achieve the greatest possible value. Under the agreement, the Olivetti and Telecom Italia Groups are committed to the transfer of real estate, units and operations worth a total of around 1,580 million euros. The Telecom Italia portion corresponds to approximately 1,300 million euros, for gross capital gains of approximately 170 million euros and net liquidity which, in a number of stages over multiple years, is estimated at approximately 650 million euros by the time the project comes to a conclusion (inclusive of the Seat Pagine Gialle Group).

§

A presentation to the financial community of the Group and Parent company half-year results will take place in a **conference call** on Friday **6 September** at **5:30pm**.
Members of the media may follow the conference call by dialling +39 06334807 and then pressing * followed by 0. In case of difficulties, call +39 06334844.

The presentations will be available on the company web site at www.telecomitalia.it/1H2002results 15 minutes prior to the conference call.

Communication & Media Relations: +3906.3688.2023 or 2066
www.telecomitalia.it/press

Investor Relations: +3906.36882560 or 2381
www.telecomitalia.it/investor

TELECOM ITALIA

Statements of cash flows of Telecom Italia

(millions of euro)

			1st Half 2002	1st Half 2001	Year 2001
A.	**NET DEBT, AT BEGINNING OF YEAR**		(16.913)	(16.839)	(16.839)
B.	**CASH FLOWS - OPERATING ACTIVITIES**				
	Net income (loss) for the period		389	654	151
	Depreciation and amortization		1.466	1.022	3.321
	(Gains) losses on sales of intangibles, fixed assets and long-term investments		2	(11)	(241)
	Writedowns of intangibles, fixed assets and long-term investments		771	166	3.148
	Change in working capital (*)		1.088	1.538	(514)
	Net change in reserve for employee termination indemnities		21	19	(6)
			3.737	3.988	5.859
C.	**CASH FLOWS - INVESTING ACTIVITIES**				
	Intangibles, fixed assets and long-term investments:		(1.404)	(2.391)	(4.495)
	. intangible assets		*(259)*	*(242)*	*(727)*
	. fixed assets		*(659)*	*(820)*	*(1,739)*
	. long-term investments		*(486)*	*(1.329)*	*(2,029)*
	Intangibles, fixed assets and long-term investments purchased as a result of corporate transactions		(143)	(45)	(413)
	Proceeds from sale, or redemption value, of intangible, fixed assets and long-term investments		62	149	975
	Intangibles, fixed assets and long-term investments sold as a result of corporate transactions		143	50	280
			(1.342)	(2.237)	(3.653)
D.	**CASH FLOWS - FINANCING ACTIVITIES**				
	Capital contributions		8	9	10
	Capital grants		0	2	19
			8	11	29
E.	**DIVIDENDS**		(2.306)	(2.309)	(2.309)
F.	**CHANGE IN NET DEBT**	(B+C+D+E)	97	(547)	(74)
G.	**NET DEBT, AT END OF PERIOD**	(A+F)	(16.816)	(17.386)	(16.913)

(*) The difference with respect to the "balance sheets" is due to entries affecting working capital. They refer to changes in capital grants, the use of the reserve for losses of subsidiaries and affiliates, the adjustment of medium/long-term loans receivable to period-end exchange rates

The change in net debt is due to the following:

(millions of euro)	1st Half 2002	1st Half 2001	Year 2001
Increases (decreases) of medium/long-term debt	2.682	3.058	7.183
Increases (decreases) of short-term borrowings	(2.779)	(2.511)	(7.109)
Total	(97)	547	74

tabella comunicato stampa in euro_inglese.xls

TELECOM ITALIA

Balance sheets of Telecom Italia

(millions of euro)

			6.30.2002	12.31.2001	6.30.2001
A.	INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS				
	Intangible assets		1.340	1.318	1.169
	Fixed assets		13.493	14.109	14.562
	Long-term investments				
	□ equity investments and advances on future capital contributions		17.741	18.149	20.881
	□ other		297	221	222
			32.871	33.797	36.834
B.	WORKING CAPITAL				
	Inventories		76	77	104
	Trade accounts receivable		5.082	5.104	5.239
	Other assets		2.812	3.868	1.566
	Trade accounts payable		(3.163)	(3.549)	(3.748)
	Reserves for risks and charges		(1.298)	(1.613)	(921)
	Other liabilities		(4.550)	(3.875)	(4.273)
			(1.041)	12	(2.033)
C.	INVESTED CAPITAL, net of operating liabilities	(A+B)	31.830	33.809	34.801
D.	RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES		(1.046)	(1.025)	(1.050)
E.	INVESTED CAPITAL, net of operating liabilities and reserve for employee termination indemnities	(C+D)	30.784	32.784	33.751
	Financed by:				
F.	SHAREHOLDERS' EQUITY				
	Share capital paid-in		4.024	4.023	4.023
	Reserves and retained earnings		9.555	11.697	11.688
	Net income		389	151	654
			13.968	15.871	16.365
G.	MEDIUM/LONG-TERM DEBT		13.053	10.371	6.246
H.	NET SHORT-TERM BORROWINGS				
	Short-term borrowings		5.068	7.538	13.101
	Liquid assets and short-term financial assets		(1.509)	(1.248)	(2.042)
	Financial accrued expense (income) and deferred expense (income) net		204	252	81
			3.763	6.542	11.140
		(G+H)	16.816	16.913	17.386
I.	TOTAL	(F+G+H)	30.784	32.784	33.751

TELECOM ITALIA

Statements of income of Telecom Italia

(millions of euro)

	1st Half 2002	1st Half 2001	Year 2001
A. SALES AND SERVICE REVENUES	**8.430**	**8.553**	**17.309**
Changes in inventory of contract work in process	(4)	(14)	(19)
Increases in capitalized internal construction costs	7	3	6
Operating grants	0	0	0
B. STANDARD PRODUCTION VALUE	**8.433**	**8.542**	**17.296**
Raw materials and outside services (*)	(3.392)	(3.498)	(7.109)
C. VALUE ADDED	**5.041**	**5.044**	**10.187**
Labor costs (*)	(1.295)	(1.343)	(2.618)
D. GROSS OPERATING PROFIT	**3.746**	**3.701**	**7.571**
Depreciation and amortization	(1.486)	(1.622)	(3.321)
Other valuation adjustments	(99)	(56)	(159)
Provisions to reserves for risks and charges	(34)	(36)	(100)
Net other income (expense)	(39)	30	(8)
E. OPERATING INCOME	**2.088**	**2.017**	**3.983**
Net investments and financial expense	(1.144)	(757)	(377)
of wich value adjustments	*(902)*	*(319)*	*(775)*
F. INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	**944**	**1.260**	**3.606**
Net extraordinary expense	(232)	(84)	(2.893)
G. INCOME BEFORE TAXES	**712**	**1.176**	**713**
Income taxes	(323)	(522)	(562)
H. NET INCOME	**389**	**654**	**151**

(*) Reduced by related cost recoveries

TELECOM ITALIA

Consolidated balance sheets

(millions of euro)

			6.30.2002	12.31.2001	6.30.2001 (*)	6.30.2001
A.	INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS					
	Intangible assets		15.142	16.197	17.682	18.160
	Fixed assets		20.302	21.757	21.752	24.646
	Long-term investments:					
	. equity investments and advances on future capital contributions		5.496	6.586	8.487	8.083
	. other		391	478	584	605
			41.331	45.018	48.505	51.494
B.	WORKING CAPITAL					
	Inventories		633	636	1.020	1.060
	Trade accounts receivable		8.538	8.346	8.328	8.744
	Other assets		4.249	5.047	3.085	3.172
	Trade accounts payable		(5.410)	(6.793)	(6.548)	(6.815)
	Reserves for risks and charges		(3.348)	(3.053)	(1.948)	(2.094)
	Other liabilities		(7.357)	(6.601)	(6.914)	(7.005)
			(2.695)	(2.418)	(2.977)	(2.938)
C.	INVESTED CAPITAL, net of operating liabilities	(A+B)	38.636	42.600	45.528	48.556
D.	RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES		(1.391)	(1.350)	(1.369)	(1.369)
E.	INVESTED CAPITAL, net of operating liabilities and reserve for employee termination indemnities	(C+D)	37.245	41.250	44.159	47.187
	Financed by:					
F.	SHAREHOLDERS' EQUITY (**)					
	Parent Company interest		11.265	13.522	16.202	16.202
	Minority interest		4.880	5.786	5.613	6.526
			16.145	19.308	21.815	22.728
G.	MEDIUM/LONG-TERM DEBT		17.067	16.083	15.646	17.291
H.	NET SHORT-TERM BORROWINGS					
	Short-term borrowings		6.388	9.114	13.517	14.046
	Liquid assets and short-term financial assets		(2.414)	(3.505)	(6.964)	(7.059)
	Financial accrued expense (income) and deferred expense (income), net		59	250	145	181
			4.033	5.859	6.698	7.168
		(G+H)	21.100	21.942	22.344	24.459
I.	TOTAL	(F+G+H)	37.245	41.250	44.159	47.187

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation

(**) Net of "receivables from shareholders for capital contributions"

tabelle comunicato stampa in euro_inglese.xls

TELECOM ITALIA

Consolidated statements of income

(millions of euro)

	1st Half 2002	1st Half 2001 (*)	1st Half 2001	Year 2001
A. **SALES AND SERVICE REVENUES**	14.989	14.784	15.689	30.818
Changes in inventories of work in progress, semifinished and finished goods	1	1	2	0
Changes in inventory of contract work in process	9	190	190	(115)
Increases in capitalized internal construction costs	248	169	156	581
Operating grants	4	10	10	24
B. **STANDARD PRODUCTION VALUE**	15.251	15.154	[illegible]	31.308
Raw materials and outside services (**)	(6.112)	(6.183)	(6.456)	(13.042)
C. **VALUE ADDED**	9.139	8.920	9.593	18.266
Labor costs (**)	(2.331)	(2.329)	(2.480)	(4.647)
D. **GROSS OPERATING PROFIT**	6.808	6.591	7.063	13.619
Depreciation and amortization	(2.886)	(3.028)	(3.266)	(6.275)
of which goodwill	*(431)*	*(516)*	*(523)*	*(1.022)*
Other valuation adjustments	(233)	(189)	(240)	(455)
Provisions to reserves for risks and charges	(62)	(96)	(99)	(278)
Net other income (expense)	55	43	43	63
E. **OPERATING INCOME**	3.682	3.321	3.491	6.674
Net investments and financial expense	(1.281)	(1.437)	(1.529)	(3.955)
of which value adjustments	*(403)*	*(774)*	*(772)*	*(1.958)*
F. **INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES**	2.371	1.884	1.962	2.719
Net extraordinary income (expense)	106	113	97	(3.452)
G. **INCOME (LOSS) BEFORE TAXES**	2.477	1.997	2.059	(733)
Income taxes	(1.085)	(1.160)	(1.210)	(935)
H. **NET INCOME (LOSS) BEFORE MINORITY INTEREST**	1.392	837	849	(1.668)
Minority interest	(622)	(354)	(366)	(410)
I. **NET INCOME (LOSS)**	770	483	483	(2.068)

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method

(**) Reduced by related cost recoveries

tabelle comunicato stampa in euro_inglese.xls

TELECOM ITALIA

Consolidated statements of cash flows

(millions of euro)

			1st Half 2002	1st Half 2001 (*)	1st Half 2001	Year 2001
A.	**NET DEBT, AT BEGINNING OF YEAR**		(21.942)	(17.233)	(19.029)	(17.233)
B.	**CHANGE IN SCOPE OF CONSOLIDATION**		0	(839)	(838)	(839)
C.	**CASH FLOWS - OPERATING ACTIVITIES**					
	Net income (loss) for the period		1.392	837	849	(1.653)
	Depreciation and amortization		2.886	3.028	3.266	6.275
	(Gains) losses on sales of intangibles, fixed assets and long-term investments		(729)	(176)	(178)	(330)
	Writedowns of intangibles, fixed assets and long-term investments		368	577	575	4.039
	Change in working capital (**)		318	708	659	290
	Net change in reserve for employee termination indemnities		41	60	50	31
	Foreign exchange gains (losses) and other changes		400	67	(251)	136
			4.684	5.111	4.982	8.783
D.	**CASH FLOWS - INVESTING ACTIVITIES**					
	Intangibles, fixed assets and long-term investments:		(2.548)	(7.208)	(7.210)	(11.257)
	. intangible assets					
	goodwill		(76)	(1.000)	(1.000)	(1.174)
	other investments		(519)	(1.715)	(1.726)	(2.736)
	. fixed assets		(1.344)	(1.825)	(2.080)	(4.254)
	. long-term investments		(609)	(2.368)	(2.404)	(3.093)
	Proceeds from sale, or redemption value, of intangible, fixed assets and long-term investments		1.871	534	545	1.439
			(677)	(6.494)	(6.665)	(9.818)
E.	**CASH FLOWS - FINANCING ACTIVITIES**					
	Contributions by shareholders		52	202	202	240
	Capital grants		20	6	6	22
			72	208	208	262
F.	**DIVIDENDS**		(3.247)	(3.097)	(3.116)	(3.097)
G.	**CHANGE IN NET DEBT**	(B+C+D+E+F)	842	(5.111)	(5.430)	(4.709)
H.	**NET DEBT, AT END OF PERIOD**	(A+G)	(21.100)	(22.344)	(24.459)	(21.942)

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method

(**) The difference with respect to the "consolidated balance sheets" is due to changes in capital grants and the utilization of reserves for risks and charges

The change in net debt is due to the following:

(millions of euro)	1st Half 2002	1st Half 2001 (*)	1st Half 2001	Year 2001
Increases (decreases) of medium/long-term debt	(1.742)	7.685	7.933	9.350
Increases (decreases) of short-term borrowings	900	(2.574)	(2.503)	(4.641)
Total	(842)	5.111	5.430	4.709

(*) Restated to give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. Telecom Italia's ability to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could case the Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in Telecom Italia's core domestic fixed-line and wireless markets;
- Telecom Italia's ability to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to market share loss and pricing pressures generally;
- Telecom Italia's ability to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;
- the impact of regulatory decisions and changes in the regulatory environment;
- the impact of the economic crisis in Argentina, the slowdown generally in Latin American economies and the slow recovery of economies generally on Telecom Italia's international business focused on Latin America and on its foreign investments and capital expenditures;
- the continuing impact of rapid changes in technologies;
- the impact of political and economic developments in Italy and other countries in which the Group operates;
- the impact of fluctuations in currency exchange and interest rates;
- Telecom Italia's ability to implement successfully its 2002-2004 Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;
- Telecom Italia's ability to successfully achieve its debt reduction targets;
- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;
- Telecom Italia's ability to realize the benefits of the merger of SEAT and Tin.it;
- SEAT's ability to successfully implement its internet strategy;
- Telecom Italia's ability to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

- the amount and timing of any future impairment charges for Telecom Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its projected results.